FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: May 12, 2005

TECHNICAL REPORT

ON

ALLUVIAL DIAMOND PROPERTIES

EPL 1/94 & EPL 5/94

SIERRA LEONE

For

CREAM MINERALS LTD.

By

CHARLES K. IKONA, P.Eng.

PAMICON DEVELOPMENTS LTD.

May 12, 2005

Table of Contents

1.0

SUMMARY

1

2.0

INTRODUCTION

4

3.0       RELIANCE ON OTHER EXPERTS

5

4.0

PROPERTY DESCRIPTION AND LOCATION

5

4.1

EXCLUSIVE PROSPECTING LEASE 1/94 (Hima)

5

4.2

EPL 5/94 (Offshore)

9

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

10

5.1

EPL 1/94 (Hima)

10

5.2

EPL 5/94 (Offshore)

11

6.0

HISTORY

12

6.1

SIERRA LEONE

12

6.2

MINERAL AND DIAMOND MINING

12

6.3

EPL 1/94

14

6.4

EPL 5/94 (OFFSHORE)

15

7.0

GEOLOGICAL SETTING

16

8.0

DEPOSIT TYPES

19

8.0

DEPOSIT TYPES

20

8.1

EPL 1/94 (Hima)

20

8.2

EPL 5/94 (OFFSHORE)

22

9.0

MINERALIZATION

24

9.1

DIAMOND VALUE

25

10.0

EXPLORATION

25

10.1

EPL 1/94 (HIMA)

25

10.2

EPL 5/94 (OFFSHORE)

29

11.0

DRILLING

32

12.0

SAMPLING METHODS AND APPROACH

32

12.1

EPL 1/94 (Hima)

32

12.2

EPL 5/94 (Offshore)

33

13.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

34

EPL 1/94 (Hima)

34

EPL 5/94 (Offshore)

34

14.0

DATA VERIFICATION

35

15.0

ADJACENT PROPERTIES

35

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

36

17.0

MINERAL RESOURCE AND RESERVE ESTIMATES

36

18.0

OTHER RELEVANT DATA AND INFORMATION

36

19.0

INTERPRETATION AND CONCLUSIONS

37

19.1 EPL 1/94 (Hima)

37

19.2 EPL 5/94 (Offshore)

37

20.0

RECOMMENDATIONS

38

20.1   EPL 1/94

38

20.2 EPL 5/94 (Offshore)

39

LIST OF REFERENCES

41

PARTIAL GLOSSARY OF TERMS

42

LIST OF FIGURES

Figure 1 LOCATION MAP CREAM DIAMOND LEASES

6

Figure 2 LOCATION MAP EPL 1/94

7

Figure 3 REGIONAL GEOLOGY

17

Figure 4 PROPERTY MAP EPL 1/94

19

Figure 5 LOCATION MAP EPL 5/94

23

Figure 6 HISTORICAL WORK EPL 1/94

27

Figure 7 PALEO CHANNEL MAP EPL 5/94

31

APPENDICES

Appendix A:  EPL 1/94 &5/94 LICENCE RENEWALS AND UTM COORDINATES EPL 1/94

         44

Appendix B:  DRILL LOGS AND DIAMONDS RECOVERED FROM EPL 5/94

                         47

1.0

SUMMARY

Casierra Diamond Mining Corporation through it’s fully owned subsidiary, Casierra Diamond Fund Inc. (collectively, “Casierra”) holds two Exclusive Prospecting Licences (the “EPLs”) in Sierra Leone in Western Africa. Both licences are considered to be prospective to contain alluvial diamonds. Cream Minerals Ltd. (“Cream”) has entered into an option agreement with Casierra allowing Cream to earn a 70% interest in one of these licences (EPL 1/94) and a 70% interest in 90% of the other (EPL 5/94). The remaining 10% is held by a private Sierra Leone entity.

EPL 1/94 covers some 10.5 kilometres of the Sewa river channel along with adjoining flats and terraces. The Sewa River has a long history of diamond production from alluvial sources with EPL 1/94 containing one of the last portions of the diamondiferous sections of the river which has not seen extensive hand mining by natives (Hall, 1966).

EPL 5/94 is an offshore licence some 88 square kilometres in size covering a portion of the continental shelf near the southern boundary of Sierra Leone at the mouths of the Moa and Mano Rivers. These rivers drain diamond-producing areas of Sierra Leone and Liberia. Previous sampling by Casierra on this licence has recovered gem quality diamonds from the offshore sediments.

Casierra originally acquired the licences in 1994. On EPL 5/94 (Offshore) a marine geophysical survey and preliminary sampling programs were carried out in 1995 and 1996. Work on EPL 1/94 was planned for 1997; however, civil insurrection in Sierra Leone starting in 1997 curtailed work on both projects with a force majeure on the properties declared by the government. Peace keeping efforts by the United Nations has since stabilized the area with the force majeure lifted and the properties re-instated to Casierra.

Cream asked the author to examine the licences and to prepare a report on them in accordance with National Instrument 43-101. The author, accompanied by Mr. B. Ainsworth and Mr. M Twyman of Casierra, visited EPL 1/94 and held discussions with government representatives during the period March 18 to March 28, 2005. The offshore lease area was not visited.

Information on the licenses is summarized below along with proposed work programs and estimated budgets. Further discussion and details are provided in the accompanying report.

EPL 1/94 Sewa River (Hima) area

The licence area is some 10.5 kilometres long and 1.4 kilometres wide and contains the present course of the Sewa River along with adjoining flats and terraces. Within the licence area the river has a relatively low gradient but is bounded both upstream and downstream by sections of the river with much steeper rapids forming gradients. The licence area therefore appears to be a depositional portion of the river resulting in deeper overburden on the terraces and with little or no exposure of gravels within the river course itself. These factors have limited the amount of hand mining, which could be carried out by local or artisanal miners on the licence.

On the steeper gradient sections of the river adjoining EPL 1/94 the river forms braided channels, portions of which are accessible in low water. Hall (1966), in his report on The Diamond Fields of Sierra Leone, reports production for the period 1950 to 1965, on the section of the river above EPL 1/94, as 42,000 cubic yards with an average recovered grade of 0.75 carats/yd. He further reports 64,000 cubic yards production, at similar grade, for the same period, from the section downstream from the licence. Hall also suggests that substantial reserves remain in these areas.

In the following paragraphs the author discusses some historical reserve estimates given for the license (Hall, 1966 and Mahdi, 1976). These are historical reserves only and do no conform to guidelines for resources and reserves according to NI 43-101 nor should it be assumed that any such resources or reserves will be developed on the licence.

 Hall, based on his extensive study of the Sewa River placers and very minor sampling, presents an estimate for the section of the river contained within EPL 1/94. He suggests 2,900,000 cubic yard at 0.4 carats/yd for the channel gravels and 1,500,000 cubic yards at 0.4 carats/yd. for the flats and low terraces.

Mahdi, on behalf of the National Diamond Mining Company in 1976 conducted a sampling program a portion of the flats and terraces on the south bank of the river within the licence. In this area he estimated there are 728,000 yards at an average grade of 0.19 carats/yd. Contained within this area is some 303,000 yards at an average grade of 0.33 carats/yd.

Based on Historical work and reported production from areas bordering the property there seems to be little doubt that diamondiferous gravels are present on the lease. The nature and extent of these gravels remain to be determined. Accordingly a two-phase exploration and development program is recommended as discussed below.

Phase I is a Banka or churn drill program to delineate the extent and nature of the gravels. Due to the limited size of the samples from drilling, no diamonds are expected to be recovered from this program. Cost of this phase is estimated at

US$350,000. This program has commenced but no results are available to the author at the time of writing.

Phase II, dependent upon a review of Phase I results, will consist of a bulk sampling program at an estimated cost of US$760,000. Total program estimated cost is US$1,110,000.

EPL 5/94 Offshore Licence

This licence is some 88 square kilometres in area extending for some 20 kilometres along the extreme south coast of Sierra Leone near the Liberian border and for some 4.4 kilometres to sea. The area underlying the licence is a portion of the continental shelf up to a depth of some 30 meters. The geophysical surveys conducted in 1995 on the lease indicated the possible presence of a number of wide paleochannels formed by rivers in historical beaches, which would have existed in the area due to the low sea levels of the last glaciation periods.

Samples collected from the sediments on the continental shelf during the 1996 program returned four diamonds, three of which were gem quality, ranging in size from 0.34 to 0.54 carats. In 1996 Malaysia Mining Corporation, which at that time had an option to earn an interest in the property, conducted additional reconnaissance sampling on the lease and recovered a further sixteen commercial gem stones from the licence ranging in size from 0.2 to 1.22 carats. Sampling to date is very encouraging but has been on a wide spread basis and not sufficient to allow an estimates of potential for the lease. The lease at this time contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources.

Results of the programs to date are sufficient to justify further work. A two Phase program is recommended. Phase II will be conditional on the results of the Phase I work.

Phase I will be a detailed magnetometer survey over portions of the lease indicated by the 1995 geophysical work as possible paleochannels employing an Overhauser type horizontal or vertical gradient magnetometer. Cost of this program is estimated at

US$ 175,000.

Phase II will be a dredge-sampling program based on the results of Phase I at an estimated cost of US$710,000. Total cost of the Phase I and II programs for EPL 5/94 is US$885,000.

TOTAL COST OF PHASE I AND PHASE II PROGRAMS ON EPL 1/94 AND EPL 5/94 IS ESTIMATED AT APPROXIMATELY US$2,000,000.

/s/ Charles K. Ikona, P.Eng.                                  Vancouver, B.C.  May 12, 2005

2.0

INTRODUCTION

Cream Minerals Ltd. (“Cream”) have entered into an option agreement with Casierra Development Fund and Casierra Diamond Corporation (CDC) to earn up to a 70% interest in Exclusive Prospecting Lease (EPL) 1/94 and up to a 63% interest in EPL 5/94 located in the south-western area of Sierra Leone in western Africa. Terms of the option agreement require Cream to fund continued exploration of the properties and to issue treasury shares to Casierra. Both properties are considered to have good potential to contain alluvial diamonds.

During the term of the option agreement Casierra Diamond Corporation is the operator of the projects. Mr. B. Ainsworth, P.Eng. and Mr. M. Twyman, F.G.A.C., both of whom are directors of Casierra, are providing on-site supervision and technical work on the properties. Mr. Ainsworth and Mr. Twyman have prior experience in operating projects in Sierra Leone and West Africa.

Cream requested the author to examine the projects and prepare a technical report on them in accordance with National Instrument 43-101. This report is intended to summarize all available information on the properties and includes proposed further sampling programs on the properties.

The information presented in this report is based to a great extent on historical material and other available reports. The most thorough and comprehensive of these is a report entitled “The Diamond Fields of Sierra Leone” by P.K. Hall, prepared for the Geological Survey of Sierra Leone in 1966. This report is based on seven years of examination and sampling of the deposits by Hall. He was appointed in 1958 by the Geological Survey to carry out a detailed survey of the fields, to investigate the geology of the deposits, and to assess the diamond resources. Hall’s report forms the basis of much of the author’s discussion on the source and deposition of diamonds in the vicinity of EPL 1/94 (Hima Lease). The results from previous work on EPL 5/94 (Offshore Lease) were derived from work conducted during sampling programs by Casierra Diamond Corporation (1995) and Malaysia Mining Corporation (1996). Additional authorities are cited in the text of this report.

The author first examined Casierra’s onshore properties in 1996, however, civil insurrection in the area in 1997 prevented further work at that time. With the return of stability to the region in the last two years, Cream asked the author to revisit the projects. During the period March 19 – 28, 2005 the author, accompanied by Mr. Ainsworth and Mr. Twyman re-examined EPL 1/94 (Hima) and met with local authorities. These included the local native tribal chief, the head of the Geological Survey and the Director of the Mines Branch. No site visit to EPL 5/94 (Offshore) was made.

3.0 RELIANCE ON OTHER EXPERTS

In preparing this report the author has relied upon information provided in the references cited and upon information provided by Casierra Diamond Corporation regarding licence terms and areas and has reviewed documents pertaining to these. While these documents appear to be in order, further legal opinion is recommended.

4.0

PROPERTY DESCRIPTION AND LOCATION

Sierra Leone is a small, poor nation located on the west coast of Africa between approximately Latitudes 7 to 10 degrees N. and Longitude 10 degrees 30 minutes W. to 13 degrees W. It has a land area of 71,740 square kilometres and a population of 5 million. The capital is Freetown, which contains a large percentage of the population with the rest of the population in a number of minor centers and an extensive number of villages. Freetown has a deep-water harbour and is serviced by bi-weekly flights from London and Brussels.

4.1

EXCLUSIVE PROSPECTING LEASE 1/94 (Hima)

The Hima lease is an elongate shaped property centered on a portion of the lower Sewa River and containing both low and high terraces on each side of the river (Figures 1,2 & 4). The lease is some 10.5 kilometres in length and some 1.4 kilometres in width comprising approximately 17.7 square kilometres.

The lease lies within UTM Grid Zone 29P designation with X coordinates between 180000 and 185000 and Y coordinates 853000 and 861000. A survey schedule to accompany these mineral rights is contained in appendix A of this report. Location is shown on figures 2 and 4.

The property is one continuous lease, which grants exclusive prospecting rights, renewable annually, and may be converted into an Exploration Licence, which grants a longer term of tenure upon completion of certain expenditures, or into Mining Leases upon production. Mining leases have a term of 25 years, which may be renewed for up to another 25 years.

The author has examined a letter from Mr. A. R. Wurie, Director of Mines of the Ministry of Natural Resources of Sierra Leone to Casierra Development Fund Inc. acknowledging receipt of renewal fees for EPL 1/94 and EPL 5/94 and rendering the leases valid until Dec. 20, 2005 at which time the leases are renewable subject to lease payments and completion of work programs submitted to the ministry. Casierra Development Fund Inc. is fully owned by Casierra Diamond Corporation, a private company registered in the Province of British Columbia, Canada. Cream has entered into an option agreement with Casierra Development Fund and Casierra

13°
12°
11°
10°
9°
8°
7°
GUINEA
SIERRA
LEONE
LIBERIA
Little Scarrie R.
Mabole R.
Rokel R.
Pampana R.
Bagbe R.
Bafi R.
Port Lake
Magburaka
FREETOWN
Taia R.
Bo
Kenema
Sewa R.
Woanie R.
Moa R.
Mano R.
HIMA LEASE
Bonthe
ATLANTIC
OCEAN
OFFSHORE LEASES
N

SIERRA LEONE
AFRICA
0
600
MILES

Known areas of diamond occurrence (After Hall 1974).

KM.
0 20 40 60 80 100

CREAM MINERALS LTD.

LOCATION MAP
CREAM DIAMOND LEASES
SIERRA LEONE

PAMICON DEVELOPMENTS LTD.

Drawn.	Date.	N.T.S.	Fig.
C.I. / J.W.	APRIL 2005		1

EPL 1/94
BO
GERIHUN
TIKONKO
KORIBUNDU
SUMBUYA
PUJEHUN
JAIYAHUN JUNCTION and SIEROMCO MOKANJE
GBONGE HILLS
Bumpe
Sembehon
Lambema
Mattru
Jayahun
Naiaguehun
Moogiba
Baoma
Foya
Taninahun
Serabu
Walihun
Sengima
Semabu
Sehawa
Motami
Gbonge
Moyowa
Wongifo
Bisawo
Luawa
Bauya
Motuo
Kobotu
Tihun
Seniehun
Gondama
Mayorber
Gambia
Lake Kpoll
Lake Popei
Lake Gambia
Lake Tibi
Lake Baiama
Masa Island
Lake Mape
Hahun
Talia
Tormabum
Gbese
Madina
Grima
Moyawo
Lago
Kasse
Fula
Sugbale
Ngerehun
Gbamani
Maike
Subu
Kale
Mano
Mesima
Bengani
SEWA
WAANJE
Peje
Misilla
Mofwe
Mopende
Makoba
Gbonko
Faikundo
Kasama
Hima
Giehun
Feba
Kpatobu
Upper Saama
Bontiwo
Naiagblehun
Levuma
Limba
Yenge
Senehun
Jimi
Bendu
Nyandehun
Mano
Dandabu
Taninahun
Gandorhun
Kpangba
Sengema
Komende
Mopani
Basale
Sahn
Hogai
Grima
Bayana
Benga
Gibina
Masamwa
Gbundapi
Sawula
Vaama
Yenkisa
Kpetewoma
Jagbewema
Gorahun
Majihun
Sembehun
Bendu
Grima
Mamboima
Magbema
Gelehun
Gawula
Dodo
Sogbehun
Ferry
Jombohun
Kpanima
Fanima
Bathurst
Bellor
Faiama
Kigbema
Bandajuma
Futa
Masa
Vawahun
Pejewa
Pehala
Blama
Dandabu
Salaima
Bumpe
Serabu
Diamei
Bomu
Sembehun
Bagdad
Kowama
Mayepema
Baoma
Gobaru
Yonni
Massam
Blama
Kpowobu
Kuraka
Mongere
Sahun
Grima
Bumpe
Telu
Mamboma
Gbaama
Sami
Tongie
Laoma
Golu
Tungbebu
Fabu
Fengihun
Kpetema
Mokone
Kanga
Mokeni
Mokele
Kwiva
Yele
Bebeye
Luyei
Waanje
Makemu
Malen
Tabe
Beyei Creek
28
20
10
12
5
22
31
19
24
25
47
15
4
K 10 0 10
M 10 0

CREAM MINERALS LTD.

LOCATION MAP

EPL 1/94

SIERRA LEONE

PAMICON DEVELOPMENTS LTD.

Drawn.	Date.	N.T.S.	Fig.
C.I. /J.W.	APRIL 2005-		2

Diamond Corporation to acquire up to a 70% interest in EPL 1/94 by funding further exploration and sampling and issuing shares in Cream to the Optionors. Further to the agreements Casierra Diamond Corporation has entered into a agreement with Metamin Enterprises, a private company registered in British Columbia to purchase all rough gemstones which may be produced from the properties at a price equal to or greater than that determined by the Sierra Leone Government for the purpose of calculating export duties.

Casierra Diamond Corporation commissioned the Topographic Survey Division of the Geologic Survey of Sierra Leone to survey in the boundaries of EPL 1/94 (Hima). The survey was by chain and Theodolite and completed in February 2005. Boundary lines were cut and cement monuments placed at intervals along the lines with larger beacon monuments placed at corners and at the points where boundary directions changed. During the authors examination of the property in March several of these monuments were observed. Casierra is in receipt of certified copies of this survey, which have been viewed by the author.

The property is a potential alluvial diamond prospect. Although some diamonds have been reported recovered from the lease in historical records no definition of possible mineralized areas is possible at this time. The lease is in an undeveloped state with no major areas subject to prior existing conditions.

Except for diamond export duty charged on diamond production by Sierra Leone which is, at present, 3 per cent of the assessed value of the rough diamonds as determined by the Sierra Leone Government Gold and Diamond Office and a yearly total lease payment cost of US$5,840 for both EPL 1/94 and EPL 5/94 the author is not aware of any other obligations on the properties other than those discussed previously in this section.

The properties are in an undeveloped state with no apparent present environmental liabilities.

The author understands that all permissions required to complete the work programs presented in this report have been received.

4.2

EPL 5/94 (Offshore)

This lease is some 88 square kilometres in size and covers a portion of the continental shelf in the extreme south part of the country bordering Liberia. The lease adjoins the coastline for some 20 kilometres extending some 4.4 kilometres out to sea (Figures 1 & 5).

The lease is centered at approximately 6 degrees 55 minutes North Latitude and 11 degrees 36 minutes West Longitude.

As an Exclusive Prospecting Lease the property is subject to the same obligations and rights as discussed for EPL 1/94 in section 4.1 above. The option agreement between Cream, Casierra Development Fund and Casierra Diamond Mining Corporation allows Cream to earn up to 70% of 90% of the lease, with the remaining 10% held by a Sierra Leone entity.

As a water lease no survey has been conducted. Boundaries are determined by points on land and boundary bearings as contained in the lease documents.

The lease is in a preliminary evaluation stage. Although diamonds were reported as recovered during the 1995 and 1996 work in a number of places on the lease, no mineralized zones have yet been delineated.

The author is not aware of any other encumbrances on the property other than those discussed in section 4.1 above.

The property has no known present environmental liabilities.

The author understands that permission to proceed with work proposed in the stage one budget of this report has been received.

5.0

     ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

Freetown, the capital of Sierra Leone is accessible by ship or by bi-weekly flights from either London (Gatwick) or Brussels. Basic services are available such as banking, hotels, food and smaller equipment. Major equipment has to be imported and fuel supplies may be interrupted for any major operations although sufficient fuel appears to be available for testing programs.

5.1

     EPL 1/94 (Hima)

The lease is centered on the Sewa River, one of the major rivers of Sierra Leone. On the lease the river has a low gradient (0.8 ft/mile, Hall) In the dry season the river is relatively shallow (2-4 m) and some 400 to 500 meters in width. Both above and below the lease the river gradient is much steeper resulting in rapids and narrower channels. On both sides of the river both low and high terraces occur. The low terraces are some 3-4 meters above the low water level with the higher terraces up to 8 meters above the low water level. During the rainy season the low terraces are normally flooded and in extreme years portions of the high terraces may also be flooded. Further away from the river, topography is moderate with minor rolling hills, swampy depressions and minor watercourses.

The lease is located in the lower portion of the Sewa River some 10 km above the river entering the coastal plane. As such it is less than 100 meter A.S.L. The area is heavily vegetated with tropical trees and plants although much of the original arboreal forest has been logged with only remnants remaining.

Road access to the property is from the town of Bo, which is the main commercial center in southwest Sierra Leone. Bo itself is 230 kilometres from Freetown by road. Of this 230 kilometres some 100 is good sealed pavement with the rest extremely poor and badly broken seal. Driving time is some 5 hours. From Bo to the property is 70 kilometres; 31 kilometres to the town of Koribondo is good seal with the last 39 kilometres rough dirt road. The road is passable by two wheel drive vehicles; however, four-wheel drive is recommended, particularly during the rainy season. Driving time from Bo to the property is some 2 ½ hours. Alternatively, access to the property from Freetown by helicopter is some 170 kilometres. A landing pad or pads would have to be cleared on the property.

Bo offers accommodation, restaurants and some supplies and services. The offices of the government district mining engineer are also located here. Bo has a regional airport capable of servicing light planes; however, a contingent of the United Nations Peace Keeping Force presently are quartered there and the author is not certain of its availability to private planes. Near the property, the village of Hima has a large labour force available for non-technical work such as line cutting or traditional construction.

The region is tropical with two general seasons, dry and rainy. The rainy season is generally through late June to October and could affect possible land based mining operations on the low terraces and in extreme years on the high terraces. Any construction such as camps, washing plants or supply sheds should take this into account. Temperatures during the dry season go into the 40’s Centigrade during the day but are somewhat cooler in the rainy season.

The local natives practice some minor subsistence farming on small areas of the lease. This is of the slash and burn type where fields are abandoned after a year or two and local growth is allowed to return for several years. The growth is then slashed down and burned with the ash supplying sufficient nutrients for another crop. Any mining could occur during fallow periods.

There is an abundance of untrained labour in the area that could be utilized for a variety of work, however technical people would have to be sourced in Freetown and supervised by ex-patriots.

5.2

     EPL 5/94 (Offshore)

This is an offshore exploration lease at mean sea level

Access to the property is by ship or boat from Freetown.

Some minor towns and villages occur along the coast but provide little in the way of support.

Operating season would be expected to be year round. As the area is approaching the Doldrums, delays in operations due to storms should not be a major factor.

6.0

     HISTORY

6.1

     SIERRA LEONE

Sierra Leone is a former British Colony and gained independence in 1968. Similar to a number of ex-colonial African countries, Sierra Leone’s history since independence has been erratic. Instability in the new government along with insurrection resulted in a military coup in 1992. This produced more stability with the government regaining control of much of the rural areas from the insurgents. The military subsequently returned control to an elected civilian government and a short-lived cease-fire with the rebels was signed in December 1996. Renewed fighting broke out in 1997 and spread through much of the country. This conflict appears to have been instigated by outside influences, notably Charles Taylor, the then Liberian president, in an attempt to gain control of the Sierra Leone diamond fields. This led to Sierra Leone diamonds being labelled “conflict diamonds” and in 2000 the United Nations imposed a qualified diamond embargo on Sierra Leone and sent a peacekeeping contingent of troops to the country. By 2002 stability had been restored to the country with Sierra Leone subsequently becoming a signatory to the Kimberly process, an internationally agreed scheme of diamond certification. The country presently has an elected civilian government although UN forces still have a strong presence in the country.

The recent history of the country has resulted in a major deterioration of infrastructure and commercial activities. The economy is mainly agrarian with the ability to maintain a minimal standard of living with international aid. Foreign exchange from mining, fishing and other exports has been severely restricted for the past number of years.

6.2

     MINERAL AND DIAMOND MINING

Investigation of the mineral potential of Sierra Leone began in the 1920’s under the British Colonial Government. This work led to the discovery of alluvial platinum and gold in streams and rivers in a number of districts. In 1930, J.D. Pollett, assistant director of the Sierra Leone Geologic Survey, found an alluvial diamond in the Kono area. Subsequent work in 1930 and 1931 confirmed the presence of diamonds leading to the establishment of a diamond mining industry, which has been one of the major revenue contributors to the country for the last 75 years. As well as diamonds; gold, iron ore, rutile and bauxite have been important mineral products for the country.

The first commercial production of diamonds commenced in 1932 along with reconnaissance work to determine the distribution of diamonds in the area. At present the known diamond fields are located in the southern portion of the country within the drainage areas of the Sewa, Moa and Mano rivers (Fig 1). Most of the diamonds are of alluvial nature in river channels, flood plain and terrace gravels. The first primary sources in the form of kimberlite pipes and anastomosing dykes were located in 1946 in the Kono area near the town of Koidu. These are reported as high grade but extremely limited in size and number with the maximum area of the pipes some 0.8 hectares (2 acres). The kimberlite dykes are similarly very limited in width and surface area although occurring over a possible strike length of some 200 kilometres (120 miles).

Another area of kimberlite dykes is located at Tongo some 45 km. south of the Koidu group. These dykes are also very limited in size with a reported average width of only 33 centimetres and restricted strike length.

Diamond mining in Sierra Leone for the past 75 years has consisted of two components, the official production from government regulated companies and production from native or artisanal hand mining operations, much of which has been unreported. A detailed discussion of the diamond mining history of Sierra Leone is presented by Hall in his report on the Diamond Fields of Sierra Leone (1966). The following information has been abstracted from this account.

“Following the discovery of diamonds in 1930 the first commercial production commenced in 1932. Prospecting throughout the area increased and in 1935 the deposits near Koidu, probably the richest diamond alluvials in the world, were located.

Early prospecting results showed that all the Kono diamond deposits were located in tributaries of the Bafi river, itself a major tributary of the Sewa river. Reconnaissance of this drainage system found that good diamond values occurred down the Sewa channel as far as Sumbuya, twenty-nine miles from the coast where the Sewa enters the coastal plain with its deep sedimentary cover.

Sierra Leone Selection Trust was formed in 1934 and in 1935 was given the sole right to prospect for and mine diamonds in Sierra Leone for a period of 99 years. The company was active in production and exploration for a number of years but by the 1950’s illicit diamond mining increased substantially encouraged by the arrival of numerous foreign miners and diamond dealers. Hall estimates that by 1955 there were tens of thousands of men engaged in illicit mining throughout the diamond fields. This increase caused a rapid breakdown in law and order and in 1955 and 1956 the government re-negotiated the agreement with Sierra Leone Selection Trust limiting the companies monopoly to areas around the Kono fields. Individual mining licences for other areas were granted and a diamond buying organization, Diamond Corporation (Sierra Leone) Limited was set up. While this brought some control to the mining operations the pattern of diamond disposal that emerged was that coated stones and small or poor quality stones were sold to the Diamond Corporation while most of the larger and better quality stones were smuggled to the outside market where the prices paid were higher. The government attempted to remedy this through increased prices and security but to a large extent this pattern of diamond disposal appears to remain.”

Mining by Sierra Leone Selection Trust and it’s successor, the National Diamond Mining Company (N.D.M.C.) continued until 1993 when the latter company was declared bankrupt and its leases cancelled by the government. Subsequent to the demise of N.D.M.C. a number of other mining companies acquired properties in the diamond areas and started evaluation and development work. Casierra Diamond Corporation acquired its leases during this period (1994) and started to evaluate its properties, however, along with the other companies it was forced to postpone operations due to the civil conflicts and the declaration of a “force majeur” by the government in 1997. This was lifted in 2002 with Casierra’s title re-instated in 2004. A number of companies are active in the area in preliminary stages of exploration however at present only one industrial scale operation is active in the Kono area.

The records of Sierra Leone Selection Trust from 1932 to 1950 are most likely reasonable estimates of historical production for this period although undoubtedly some illicit mining occurred. Subsequent to 1950, with the rapid increase in illicit mining, production from the diamond fields can only be estimated.

Official production by Selection Trust is reported to have peaked at approximately one million carats/year in 1942, however, with the rise in illicit mining in the 1950’s this was probably exceeded during the next three decades. One estimate places the amount of diamonds smuggled out of the country at 950,000 carats for 1956 alone. Official production figures for 1980 was 592,000 carats decreasing substantially by 1990 reflecting the activities of conflict in the diamond producing areas. By 1993 production was beginning to increase again and in 1995 Sierra Leone exported a reported 760,000 carats to the Antwerp market.

In Hall’s report, he estimates diamond production in Sierra Leone from 1930 to 1965 at 32,400,000 carats with Selection Trust accounting for 19,000,000 carats and the balance from individual mining. If a minimal annual production of 500,000 carats per year for the 40 years since Hall’s estimate is assumed the historical production of the fields would be in excess of 50,000,000 carats.

6.3

     EPL 1/94

During Hall’s examination he divided the diamond fields into a number of areas or blocks. Blocks 1 through 17 are situated on or adjacent to the Bafi-Sewa river system. In general the blocks start at the head of the Bafi river near the Kono fields (Block 1) and proceed down the Bafi to its confluence with the Bagbe river to form the Sewa river and then downstream on the Sewa to the vicinity of Sumbuya (Block 17) where the river enters the coastal plain. Hall’s blocks are based on the physiographic variations of the rivers and nature of the diamond mining areas rather than on legal lease definitions. EPL 1/94 contains the river channel gravels, low terrace gravels and a portion of the high terraces discussed by Hall for his Block 16 (Hima). Block 16 also extends to the south off the EPL lease where some minor hand mining of swamps was occurring. Hall excavated several test pits in the low terraces and based on those results and historical mining results from adjoining blocks presented an estimate of the properties potential.

In 1976 A. Mahdi, consulting geologist, of Geo Resources (SL) Ltd. conducted reconnaissance auger drilling and excavated test pits within EPL 1/94 for the National Diamond Mining Company. Based on this work he outlined a diamondiferous area on the low and high terraces along the south bank of the river near the central portion of the lease. No resources or reserves for this area satisfy requirements under 43-101 guidelines nor is there any assurance that such resources will be developed.

Both Halls’ and Mahdis’ work are presented in more detail in following sections of this report.

The river channel gravels on EPL 1/94 are not suitable for hand mining due to the physiography of the river in this section. Accordingly the area was reserved for machine mining by the government. This has not occurred but the reservation has limited the amount of artisanal work on the terrace gravels as well. Hall estimated that 14,000 yds containing 14,000 carats was mined between 1950 and 1965 from the Sewa flats and low terraces on the lease. It is probable that some additional hand mining has occurred subsequently, however this does not appear to have been extensive.

Casierra Development Fund acquired the lease from the government in 1994 (hence the 94 in the lease designation) but was forced to postpone development by military activity in the area until recently. Casierra contracted with the geological branch to survey the lease in Jan-Feb 2005 and has recently commenced a Banka drill program on the property to delineate gravel deposits.

6.4

     EPL 5/94 (OFFSHORE)

Prior to Casierra Development Fund acquiring the lease in 1994 there is no recorded evidence of exploration for offshore diamonds in the area.

In early 1995 Casierra Development Fund conducted an initial evaluation of the lease. A Russian oceanographic survey company was contracted to conduct seismic, bathymetric, side scan sonar and high resolution differential magnetometer surveys of the lease along with sampling using a vibracore drill and box samplers. This work was conducted aboard the research vessel Gelendxhik, during January and February 1995. Approximately 1,470 line kilometres of data were collected.

A sampling program was then undertaken to confirm the geophysical data and to locate environments favourable for the accumulation of heavy minerals. Four diamonds, three of apparent gem quality ranging in size from 0.34 to 0.54 carats were recovered on board the vessel from approximately 1.3 tonnes of core samples processed.

Subsequent to the 1995 program Casierra entered into an option agreement with Malaysia Mining Corporation Berhad allowing it to earn a 51% interest in the property by carrying out further exploration and bringing the project to commercial production.

Malaysia Mining carried out a sampling program on the lease in the period March through June 1996 at a reported cost of US$3.3 million. The survey ship “Lady S” of Gal Marine, South Africa conducted the work employing a vibracore drill and airlift dredge sampler with an onboard sampling plant. Sixteen commercial gemstones are reported recovered with a size range of 0.2 to 1.22 carats. (Appendix B).

Subsequent to this work Malaysia Mining terminated the option and with the military problems in the area Casierra has only recently re-acquired the lease, and is planning a close spaced overhauser type horizontal gradient magnetometer survey of the lease to more closely define depositional channels in the offshore area. Additional sampling guided on this survey is planned.

7.0

GEOLOGICAL SETTING

Fig 3 of this report presents the regional geology of Sierra Leone including the distribution of alluvial diamonds. The following presents a brief description of the geology of the diamond fields (after Morel, 1976)

The diamond fields of Sierra Leone occupy an area of 7,700 square miles in the southeastern part of the country around Kenema. They are found in areas of granitic rocks in which two groups of kimberlite intrusions are known at Yengema-Koidu and Tongo, and which are the apparent sources of the alluvial diamonds of the Bafi-Sewa and Moa River systems respectfully.

The kimberlite dykes of Koidu extend in echelon from just southeast of Yengema to east of Sefadu. The dykes vary from small stringers to several feet in width and are emplaced in granitic rocks. These are intensely weathered and are traced by means of the resistant kimberlite minerals, pyrope garnet and picro-ilmenite.  The mineralogy, texture and chemistry of these kimberlites are similar to those of South Africa. They are known to displace dolerite dykes of probable Karroo formation and are therefore likely to be of Cretaceous age. In the Koidu neighbourhood, hills with an elevation of about 700 meters, are capped by a lateritic surface that is thought to be the late Cretaceous African surface that underlies the Bullom Group. Since the average

GUINEA
Salonya Scarp
Kabala
LOKO HILLS
Lake Sonton
LOMA MOUNTAINS
Kambia
RUTILE
BAUXITE
Port Loko
Farangbaia
SULA MOUNTAINS
Kalmoro
Marampa
Lunsar
Magburaka
CHRYSOTILE
NIMINI
HILLS
Koidu
DIAMONDS
KANGARI HILLS
Pepel
FREETOWN
LIGNITE
ILMENITE
GORI HILLS
Bandajuma
Kailahun
Moyamba
Tonge
Bo
Sewa R.
Hangha
Kenema
Mokanji
Gbangbama
Bonthe
KAMBUI HILLS
GOLA HILLS
BAGLA HILL
Pujehun
LIBERIA
ATLANTIC OCEAN
Scale of Miles
47
57
58
59
68
69
70
80
81
82
89
90
91
92
93
100
BULLOM GROUP
FREETOWN INTRUSIVE COMPLEX
SALONYA SCARP GROUP
TABAN FORMATION
ROKEL RIVER GROUP
MARAMPA GROUP
KAMBUI GROUP
KASILA GROUP
GRANITE-GNEISS
PROTEROZOIC
ARCHAEAC SUPRA-CRUSTAL
INFRA-CRUSTAL

Known areas of diamond occurrence

89 Areas covered by 1:50,000 scale with numbers of map sheets used in GSSL Bulletin #5

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REGIONAL GEOLOGY

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PAMICON DEVELOPMENTS LTD.

Drawn.	Date.	N.T.S.	Fig.
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elevation of the kimberlite localities is about 400 meters it is thought that some 300 plus meters of erosion has followed the emplacement of the kimberlites.

Diamonds from the kimberlites have been released by weathering into the Bafi-Sewa and Moa river systems and their antecedents since the Cretaceous. Consequently the diamonds have repeatedly sorted, deposited and released by erosion of alluvial deposits by later erosion cycles and then re-deposited. These mechanical processes have concentrated the diamonds in the gravels and improved the overall quality of them by the destruction of flawed crystals. Diamonds have traveled in the river systems at least as far as the coast some 130 miles downstream. The concentration processes have also affected other heavy and resistant minerals, particularly corundum, zircon, ilmenite, rutile, chromite and tourmaline. These have become trapped in depressions in the beds of streams, in joints, behind rock bars and in crevices. The diamondiferous gravels lie next to the bedrock in most cases and may have extensive overburden cover.

The kimberlites form small pipes, sills and dykes. In depth they are all related to dykes following deep-seated fractures in the granitic shield. In both the Tongo and Yengema areas the kimberlite dykes strike consistently at 70-75 degrees from true north. Dips are steep to vertical. The kimberlite dykes tend to form branching stringers adjacent to the main dyke as in the Lando zone in Tongo.

The hot climate and fluctuating water table between the dry and rainy season has led to deep laterite development in the near surface material. This, along with moderate relief and heavy vegetation throughout much of the area makes detailed geological mapping difficult to impossible

Not all authorities agree with Morel that the Koidu and Tongo kimberlites are the sole source of the alluvial diamonds. Hall notes that the disparity between the known size of the primary sources and the total quantity and dispersion of alluvial diamonds, along with a wide variation in associated heavy minerals and kimberlite indicator minerals, argues for additional sources of the diamonds which may consist of undiscovered kimberlites. Further credence to this argument is given by the presence of pink and red diamonds in the Moa and Mano drainages which are considered to be developed in “brown” diamondiferous system compared to the clear diamonds prevalent in the Bafi-Sewa drainages which are considered to be from the ”yellow” diamondiferous system of the Koidu area. Prospecting, geophysics and trace indicator mineral sampling programs to locate other primary sources have been carried out by a number of parties including the Geological Survey of Sierra Leone, National Diamond Mining Company and others. To the author’s knowledge, no other significant kimberlites have yet been discovered. It is possible that any other source, such as inferred by Hall may have been the “mass wasting” of large areas containing a large number of small and possible non-economic dykes rather than the existence of larger kimberlite bodies.

EPL 1/94
180,000 E
85,500 N
Venima
Mano
Tungo
Waiahun
Balogun
Bendama
Hopende
Gembo
Powubu
Kpetema
Kale
Dama
Mondova
Bevehun
Wolabahun
Sembehun
Sengema
Faikundo
Kowama
Yoni
Konima
Upper Saama
Potobu
Yamenma
Masam
Lower Sama
Sumbuya
Manoma
Dumbuna
Kamasu
Nyandehun
Bumu
Bobobu
Kpuwuli
Bepi
Jiminga
Dambara
Tenge
Faiama
Fabu
Bamba
Garinga
Dina
Mafuri
Tisana
Mofwe
Njalahun

CREAM MINERALS LTD.

PROPERTY MAP

EPL 1/94

SIERRA LEONE

PAMICON DEVELOPMENTS LTD.

Drawn.	Date.	N.T.S.	Fig.
C.I. /J.W.	APRIL 2005.		4

8.0

DEPOSIT TYPES

Both EPL 1/94 and EPL 5/94 are considered prospective for alluvial diamonds. No primary sources are anticipated although Hall does suggest that during any potential mechanical mining on EPL 1/94 attention to the bedrock should be paid to ensure that any possible kimberlites are not missed.

EPL 1/94 (HIMA) is a traditional river placer property with possible mechanical mining of flats and terraces and/or possible dredging of river channel gravels.

EPL 5/94 (OFFSHORE) may offer the potential to conduct dredging of the continental shelf similar to that on the continental shelf near the mouth of the Orange River off the west coast of Namibia and South Africa in Southern Africa. Offshore dredging in Namibia commenced in 1960 with limited production up until 1990. Subsequently off shore production increased substantially until by 2000 offshore production of diamonds in Namibia was some 750,000 carats annually, equalling the onshore production. (Ocean Diamond Mining Holding Limited. Private Report)

Should diamonds in commercial quantities be found on the lease it would be the first such production in the area.

8.1

     EPL 1/94 (Hima)

A number of factors affect the possible deposition of alluvial diamonds in the area of this lease as discussed below.

Nature of the gravels

The area is subject to deep laterite formation and weathering. This type of weathering causes chemical decomposition of much of the country rock. Consequently only those minerals that are chemically resistant, as well as abrasively resistant, remain to form gravels. Pebbles and cobbles of country rock found in gravels in more temperate climates are not present in any abundance in the area. Quartz fragments form the majority of the gravel deposits along with other chemically and abrasive resistant minerals such as corundum, tourmaline, epidote-with-quartz, ilmenite, pyrope, zircon rutile and magnetite plus others. This limits the amount of material available to form gravel beds and has two important affects on alluvial diamond exploration.

•

The lack of large numbers of cobbles decreases the chance of diamonds being crushed during transportation

•

The limited amount of material available to form gravels limits the amount of dilution of grade of the diamond containing gravels

Hall notes that typical gravel thickness in flats and terraces is in the order of 1 to 2 feet with maximum observed thickness of 4 to 8 feet. The thickness of river gravels is more variable dependent upon depositional environment but generally ranges from 3 feet upwards with the maximum observed thickness 30 feet in potholes.

Trace minerals with alluvial significance

Hall considers the following trace minerals to have significance in the alluvial deposits.

•

Corundum Due to the close specific gravity and abrasive resistance of corundum to diamonds, corundum tends to concentrate in the same areas as diamonds. Because of this, native miners consider it a good indicator of the presence of diamonds. Hall cautions, however that it is not infallible as some areas containing corundum contain no diamonds. In any case only water worn and abraided corundum has significance.

•

Tourmaline While small well rounded grains of tourmaline are abundant in concentrates of Sewa river gravels, Hall considers it only a very rudimentary indicator of alluvial diamonds.

•

Epidote-with-quartz The Sewa gravels contain a few small greenish pebbles of an exceptionally resistant, fine-grained rock which consists of intergrown quartz and epidote. “These pebbles function well as concentration indicators, and a Sewa gravel which is rich in these pebbles is almost always also rich in diamonds.” (Hall)

River profile and gradient

The Sewa/Bafi river system has a stepped profile with areas of shallower gradients separated by short sections of much steeper gradients. This type of profile will tend to produce a series of erosional and depositional areas in the course of the river.

Hall presents the following generalized profile gradient of the Sewa/Bafi system.

Below Sumbuya (coastal plain)         -     0.5 ft/mile (for 16 miles)

Sumbuya to Gerihum (incl. EPL 1/94)-    7.4  ft/mile (for 34 miles)

Gerihum to Pundura                           -     4.1 ft/mile (for 56 miles)

Pundua nick-point                              -    150 ft/mile  (for 2 miles)

Pundura to Bafi confluence               -      20  ft/mile (for 12 miles)

Lower Bafi                                         -        4 ft/mile  (for 30 miles)

Although EPL 1/94 is within the Sumbuya to Gerihum section with an average gradient of 7.4 ft/mile Hall notes in his detailed discussion of the area that the EPL 1/94 section has an average gradient of only 0.8 feet per mile with rapids both up and downstream from it. This would indicate the lease is in a depositional portion of the river.

Underlying Geology

The underlying geology of the river in the EPL 1/94 lease area differs from other portions of the river which are generally underlain by granites and gneisses. On the lease the river crosses a tongue of steeply dipping shales of the Rokell River Series extending from the north. In addition the river is crossed on the lease by several dykes of highly resistant dolerite. Portions of at least two of these can be seen extending from the river during low water periods. In his report Hall notes, “The bedrock, consisting as it does of steeply-dipping shales which strike across the channel, should have a surface whose minor irregularities must strongly have favoured the formation of heavy mineral concentrations. Furthermore, accumulations of enriched gravel may be expected behind the dolerite causeways which cross the channel.”

The river has breached the dolomite dykes in a number of places across the river, however the dykes appear to have a ponding influence on the river in the area, which will also tend to cause a depositional environment on the lease.

The exploration program proposed by Casierra for the lease and modified during discussions with the author on-site is a Banka drill program (hand powered churn drill) to delineate gravels on portions of the lease and in the vicinity of one or more of the dolomite dykes followed by test pit sampling.

8.2

     EPL 5/94 (OFFSHORE)

Figures 1 & 5 show the location of the lease which covers a section of the continental shelf over an area containing the mouths of the Moa and Mano rivers. Both of these rivers drain areas of Sierra Leone and Liberia that contain kimberlite diamond sources and alluvial diamonds.

It is postulated that these rivers and possibly historical channels of the Sewa and Weinie rivers have contributed diamonds to the unconsolidated ocean sediments near their mouths. Tidal and wave action as well as possible re-submerged paleochannels within the river deltas may have re-concentrated these diamonds. A brief summary of the continental shelf and ocean sediments in the lease area is presented in the following discussion (after Casierra, 1995).

“The continental shelf off southeastern Sierra Leone is less than 30 kilometers wide with its edge lying at approximately 90 to 105 meters water depth. In general it displays a gentle westward gradient of about 0.15 degrees and relatively smooth surface relief. Areas of somewhat greater local relief are present where outcrops of apparently cemented sediments occur on the outer shelf, in water depths greater than about 70 to 80 meters.

In Inner Shelf areas (generally less than 20 to 30 meters water depth),sidescan sonographs reveal the presence of rhythmic bedforms, interpreted as both oscillation and current-generated ripples and megaripples. The former are oriented SSW-NNE, approximately normal to the dominant swell propagation direction. The current-generated bedforms occur on elongated patches of sandy sediments and have crests oriented normal to slightly oblique to the coastline, indicative of transport by tidal currents or longshore drift. The direction of development of coastal features in the area (e.g., spits and barrier islands off the mouths of the Moa and Mano rivers) indicates the dominant direction of longshore drift to be to the north.

11°35'W.
SIERRA
LEONE
MOA
RIVER
C
CDF1
222° 30'
6°55'N.
EPL 5/94
MANO
RIVER
CDF 2
LIBERIA
222° 30'
N
ATLANTIC
OCEAN
KILOMETRES
0
5
10
15

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LOCATION MAP

EPL 5/94

SIERRA LEONE

PAMICON DEVELOPMENTS LTD.

Drawn.	Date.	N.T.S.	Fig.
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Due to the deep tropical weathering which has prevailed in the region through out the Tertiary and Quaternary time periods, sediments on the continental shelf are predominantly quartz-rich. Heavy minerals also show the influence of this weathering regime, with hematite, limonite and magnetite being common.

As sea level fell with the onset of the last glaciation period, the continental shelf became exposed and subjected to erosion and deposition under conditions which were probably not dissimilar from those prevailing today along the present day coast of southeast Sierra Leone. Ancestral meandering extensions of the Moa, Mano and Sewa rivers would have traversed the low-gradient coastal plain (the present continental shelf region). Sea level fell to a maximum depth of about minus 120 to 130 meters relative to today, thus exposing the entire shelf and uppermost slope off southeastern Sierra Leone. The surfaces of all of the deltas developed during sea level fall would have been extensively reworked and re-deposited on the continental slope.”

Seismic profiles generated in the 1995 program indicate abundant evidence of incised fluvial channels (Figure 6) within this now re-submerged coastal area. These channels are up to 30 meters deep and 1200 meters wide and are particularly well developed on the inner shelf. The coarse sediments (sands and gravels) in the basal parts of these filled channels are targets for diamond exploration. Another type of filled channel reflects overall deposition of coarse sediment in a main long-lived tributary. These channels tend to be somewhat shallower and higher in the section and may have developed at any time during lowered sea level.

Preliminary sampling during the 1995 and 1996 program recovered some gem quality diamonds from these areas. Casierra and Cream plan to conduct a tightly spaced magnetometer survey of the lease area employing a Overhauser type vertical and horizontal gradient magnetometer to better define the channels discussed above followed by additional sampling.

9.0

MINERALIZATION

Casierra and Cream are conducting preliminary surveys and sampling on two leases that are considered to have potential to host alluvial diamonds. EPL 1/94 has the potential to contain diamondiferous gravels within the river channel, flats and terraces of the Sewa river. EPL 5/95 has the potential to contain diamonds within gravels contained in paleochannels within the coastal plain formed during low sea levels in the last major glaciation periods.

9.1

     DIAMOND VALUE

Values of rough diamonds depend on carat per individual stone, colour and clarity.

In 1966 Hall quoted the average price per carat for Sierra Leone diamonds as 28 Le. per carat for hand mined stones and 24 Le. per carat for stones produced from mechanized mining. As the Le. was fixed at that time at 2 Le. to the British Pound the 1966 price for Sierra Leone rough would have been US$40-45/carat. The difference between the hand mining prices and mechanized mining price is most likely due to the better recovery of smaller less valuable stones by mechanized mining which lowered the average price per carat.

The NWT Diamond Industry Report for world diamond prices for 1999 shows the average price for Sierra Leone “rough” as US$240/carat, second in the world to Namibia at US$256/carat and well above the world average price of US$68/carat. While Sierra Leone diamonds are recognized for their quality, part of the differential is that most Sierra Leone production is from hand mining of alluvial deposits. The quality of alluvial diamonds has been improved by destruction of smaller stones and flawed crystal during transportation. As a comparison Canadian diamonds are reported as averaging US$165/carat but all Canadian production is from mechanized mining of primary deposits, which results in higher recovery of smaller and flawed stones lowering their average price.

10.0

     EXPLORATION

10.1

     EPL 1/94 (HIMA)

Casierra and Cream are just beginning the drilling and sampling program on this lease. The following description of work and results on the lease are taken from historical reports mainly Hall and Mahdi (1976). Both writers present estimates of reserves in their discussions, Hall on the entire block and Mahdi in an area test pitted by him. Both of these estimates are historical and do not conform to present guidelines for mineral resources and reserves under NI 43-101 nor should it be assumed that such resources or reserves will be developed.

Hall (1966) Figure 5

In this block, the Sewa River crosses the outcrop to the soft Rokell River Series Rocks. The channel form and the river deposits therefore differ in important respects from those which are found upstream. The only deposits of the area are those of the Sewa channel and low terraces. There has been very little mining attempted in these deposits and it is considered probable that there are very substantial reserves of payable gravel.

Actual data is available only from mining sites in the low terrace so this will be discussed first. Overburden is 10 to 15 feet thick and consists of brown clay. Below it, a bleached, sandy, rounded quartz gravel was only available from one licence at Mano Gbembeteye (site 311). Samples with an aggregate volume of 5.3 cubic yards were washed by the Geological Survey and the mean recovery was 1.5 carats per cubic yard, but examination of the tailings from other excavations indicated that this recovery was higher than normal for this ground. Over 3 million square yards of unmined low terrace are present in this Block, and in the absence of other data the gravel thickness of 18 inches, noted at site 311, is assumed to apply throughout. As a basis for the rough reserve estimation, the average gravel tenor has been conservatively taken as 0.4 carats per cubic yard, giving a total diamond reserve of 600,000 carats. Some of the ground shown on the map as low terrace may in fact be flood-plain, in which case it will have deeper overburden, in the absence of excavations it is difficult on the ground to distinguish a boundary between the two.

The Sewa channel rarely departs from the graded condition as it crosses the easily-eroded Rokell formations. The present gradient is approximately 0.8 feet per mile. Nothing is known of the channel floor except that the river bed is of sand and is crossed by several dolerite dykes. There can be little doubt that the sand is underlain by gravel, and it has been provisionally assumed that this also carries values of 0.4 carats per cubic yard. Total diamond reserves in the channel are estimated at 1.2 million carats. Needless to say, the channel conditions preclude the use of divers and coffer-dams for mining, and there has therefore been no exploitation of these deposits.

It has been stated that large diamond reserves are believed to exist in this Block. It cannot be too strongly emphasized, however, that it will be a tragedy if the exploitation of the low terrace deposits is left to local miners, since between 40% and 60% of the diamond reserves will then be permanently lost, in pot-holed unmineable ground.

Nil diamond recovery reported
Sample pit with diamond recovery reported
Sewa River
Barren in pits but IDM activity recorded
AREA B
AREA A
N
0 400 metres
INSET MAP
Drilled but not sampled IDM activity recorded
VANIMA TERRACE
One pit in IDM area produced 3 stones weighing 2.92 carats (Mahdi, 1994)
Recoveries & grades reported to increase north of Tindiye River
See Inset for details of sampling
Pit Site 311 1.96 carats/m³ (Hall, 1968)
RESULTS SHOWN ARE AS REPORTED HISTORICALLY. THESE DO NOT CONFORM TO 43-101 REQUIREMENTS FOR RESERVES OR RESOURCES. THE PROPERTY PRESENTLY HAS NO RESERVES OR RESOURCES AND THERE IS NO GUARANTEE THAT ANY WILL BE DEVELOPED
WALIHUN TERRACE
Sewa River
AREA A: 728,000 yd³ @ ≥0.19 ct/yd³
AREA B: 303,100 yd³ @ ≥0.33 ct/yd³
(Mahdi, 1994)
0 1 2 kilometres
LEASE BOUNDARY
LEGEND
Area with calculated resource
A Diamondiferous gravels delineated
B Optimum area of higher grade gravels
1.3 metre diameter sample pit
Reconnaisance auger lines
CREAM MINERALS LTD.
HISTORICAL WORK
EPL 1/94
SIERRA LEONE
PAMICON DEVELOPMENTS LTD.
DRAWN. C.I./J.W.
DATE. APRIL 2005.
N.T.S.
FIG. 6

Mahdi (1976) Figure 5

In 1976 Mahdi, on behalf of the National Diamond Mining Company conducted some reconnaissance auger drilling and test pitting on the terraces of the Hima block. On the basis of this work he presented an estimated reserve for one area on the Hima-Mano terraces on the south bank of the river. Results are shown on Figure 5 but these are not considered to conform to 43-101 requirements for resources and reserves.

Adjoining Blocks

Both of Halls blocks adjoining the EPL1/94 lease contain braided channels and rapids up to the boundary of EPL 1/94. These types of channels, unlike the channel found on EPL 1/94, could be mined during periods of low river levels by local miners. Hall presents an estimate of historical production from the channels in these sections. These are shown below as they may be of relevance to the channel gravels contained on EPL 1/94.

Block 14 (adjoins EPL 1/94 upstream)

42,000 cubic yards mined between 1950 and 1965 at an average grade of 0.75 carats/yd. to recover 31,500 carats. Hall estimated 250,000 yards @ 0.5 carat/yd remaining.

Block 17 (adjoins EPL 1/94 downstream)

55,000 cubic yards mined between 1950 and 1965 at an average grade of 0.8 carats/yd to recover 44,000 carats. Hall estimated 360,000 yards remaining @ 0.5 carats/yd.

From the information above including work by Hall and Mahdi it would appear that diamondiferous gravels occur on the EPL 1/94 lease. Additional work in the form of drilling and bulk testing of this material is required to determine its nature, extent and possible economic significance.

The surveys referred to are historical in nature. The only work completed by Casierra to date is the land survey for property boundaries and for drill site control. A churn drill program to determine the nature and extent of possible gravels has been commenced which will be followed by test pitting. The work is being conducted by Casierra Diamond Corporation under the supervision of Mr. B. Ainsworth, P.Eng. and Mr. M. Twyman, F.G.A.C. both of whom are directors of Casierra.

10.2

EPL 5/94 (OFFSHORE)

This lease, acquired by Casierra in 1994 was the first offshore exploration lease in the area, consequently there is no historical data to form a basis for reporting or program development. Subsequent to 1994 two exploration and sampling programs have been conducted by Casierra (1995) and by Malaysia Mining Corporation (1996), under terms of an option agreement with Casierra. These programs are discussed below.

1995 Program

A Russian oceanographic survey company was contracted by Casierra to conduct seismic, bathymetric, side scan sonar surveys, high resolution differential magnetometer survey and follow up sampling using vibracorer drills and box corers. This work was conducted aboard the research vessel Gelendzhik, during January and February 1995.

Approximately 1,470 line kilometres of data were collected, with initial interpretation carried out on board the vessel. This work resulted in preliminary mapping of water depths, depths of overlying soft muds and probable paleochannels in the continental shelf (Figure 7).

Sampling was attempted at over 180 sites. However, due to difficulties with the sampling equipment, only 100 samples were recovered and logged. Of these, 48 were felt to contain material coarse enough to warrant processing. These samples were concentrated employing a YT–12 hydraulically operated jig. The resulting concentrate in the jig hutches was then hand picked for diamonds. After picking, the concentrate from each sample was retained for future examination.

Four diamonds, three of which are gem quality ranging in size for 0.34 carats to 0.54 carats were recovered on board the vessel from approximately 1.3 tons of samples processed. Core logs for the sites from which diamonds were recovered are presented in Appendix B. As the equipment used to collect the samples was unable to penetrate many of the higher priority targets, (sandy or coarser sediments below 3 meters) results must be considered highly anomalous.

1996 Program

Subsequent to the 1995 program Casierra entered into an option agreement with Malaysia Mining Corporation allowing Malaysia to earn a 51% interest in the lease in return for carrying out additional exploration and development and taking the lease to commercial production.

Malaysia Mining carried out a sampling program on the lease in the period March through June 1996 at a reported cost of US$3.3 million. The survey ship Lady S, of Gal Marine, South Africa conducted the work employing a vibracorer and airlift dredge sampler with an onboard sampling plant. Sixteen high quality gemstones were reported to have been recovered from this program with a size range of 0.2 carats to 1.22 carats. Descriptions of diamonds recovered are presented in Appendix B.

While the Malaysia Mining program was successful in recovering diamonds a number of technical problems in the survey were apparent. These included:

•

Difficulties in mooring equipment allowed the vessel to wander during sampling.

•

Equipment employed for depth measurement was out of service much of the time.

•

The airlift dredge appeared incapable of good depth penetration of the alluvial material. Consequently only near surface material was sampled much of the time.

•

Control over volumes sent to the processing plant was subjective. In addition cratering and vacuuming of the near surface material and re-cycling of tailings was apparent.

Subsequent to the 1996 program Malaysia Mining terminated the option.

The author has examined maps showing the location of samples which returned diamonds during the above programs and note that these are from a number of locations on the lease. Casierra and Cream consider the exact locations of these sites proprietary knowledge at this stage of exploration. As no resources or reserves are being postulated for the leases at present the author feels that respecting the confidentiality of the companies in this matter in no way compromises this report.

Both programs recovered diamonds from material on the continental shelf in the lease area. The geophysical surveys completed in 1995 indicated the presence of possible paleochannels within the area of historic beaches that are considered good targets for continued exploration. No reserves or resources can be postulated from the work to date, however, results must be considered highly anomalous and suggest that the potential for the discovery of deposits of economic grade within the lease area is good.

Contractors for the 1995 program were Central Marine Geological and Geophysical Expedition of Russian and Terra Surveys Limited of Canada.

Contractor for the 1996 program was Alpine Ocean Seismic Survey Inc. of New Jersey, USA.

Casierra representatives, Mark Beasley and Mr. M. Twyman were present during both programs.

11°35'W.
6°55'N.
SIERRA LEONE
MOA
RIVER
MANO
RIVER
LIBERIA
ATLANTIC OCEAN
N
LEGEND
Coastline
Main Channels, inferred, apparent
Incised Tributaries, inferred, apparent
Localized depression
Sample Location (1995)
Concession Boundary
METRES
0
2000
4000
6000
8000

CREAM MINERALS LTD.

PALEO CHANNEL MAP

EPL 5/94

SIERRA LEONE

PAMICON DEVELOPMENTS LTD.

DRAWN. C.I./J.W.	DATE APRIL 2005	N.T.S.	FIG. 7

11.0

DRILLING

On EPL 1/94 the only known drilling was a series of auger holes by Mahdi in 1976 to investigate the depth of gravels, this was of a reconnaissance nature and no results are available. Casierra and Cream have recently commenced a Banka drill program to delineate the gravels on the lease. No results of this program are yet available.

A Banka drill is a manually operated churn drill in which a drive shoe and drill casing are driven into the sediments. A tool to loosen or churn the material is then run up and down within the casing with the material contained within the casing then removed with a bailer for examination and processing. Penetration depth is dependent upon ground conditions. In the area a depth of 15 meters may be possible although a maximum required depth of 10 meters is anticipated.

On EPL 5/94 drilling and sampling were conducted during programs in 1995 and 1996. These programs and results were described in the previous section of this report.

12.0

SAMPLING METHODS AND APPROACH

12.1

EPL 1/94 (Hima)

On this lease the only sample results reported to date are by Hall (1966) and Mahdi (1976). Hall reported on one hand excavated pit on the Hima terrace where 1.5 cubic yards of material was processed. Mahdi reported on 218 hand excavated pits on the

Hima terrace most of which were in the vicinity of Hall’s sample. Volume processed by Mahdi was 263 cubic yards from an area approximately 1 kilometre by 0.5 kilometres in area. This material would have been hand excavated and hand washed by a crew of locally hired miners employing screens and hand jigs. Four to six people would have been employed at any one time in washing the samples.

Security of these sampling programs would be very difficult to control. As the local miners would have been mainly from the local subsistence farming villages, the introduction of values to the samples by them is doubtful. Any diamonds they may have had would be much more important on a cash basis to them than in adulterating the samples. It is much more likely that removal of diamonds from the samples by the people involved in washing them would have occurred. In dealing with alluvial material with such a high value for some individual particles any such losses would severely impact on results.

Casierra and Cream have just commenced a program to evaluate the gravels on the lease. This will consist of a Banka drill program to delineate distribution and depth of gravels followed by a pitting and sampling program in areas indicated by the drilling. Samples will be processed by a YT-12 hydraulic jig with a 30 cm. by 30 cm. throat, rather than hand washed, to ensure that only supervisory personnel have access to the concentrate from the locked jig hutch. This type of jig has been used by Casierra previously for diamonds and found to have good recovery for diamonds. In several tests, a number of previously recovered diamonds were introduced into the jig feed. In all tests all the introduced diamonds were recovered in the concentrate.

It is not anticipated that any diamonds will be recovered in the Banka drilling. The drills being used have 6-inch diameter drive shoes. This will produce a theoretical volume of 0.00670 cubic yards of material per foot of penetration. Assuming an average gravel depth of 3 feet, samples would then be some 0.02 cubic yards in volume which is not great enough to ensure that any values present will be indicated. In fact, should any diamonds be recovered, they must not be used to assign any values to the gravels, as the multiplication factor used in converting from the small sample size to cubic yards would indicate an impossibly high number. Material recovered from drilling should be examined for trace minerals possibly indicative of alluvial diamonds and used as a guide for bulk tests.

12.2

EPL 5/94 (Offshore)

Some of the sampling results and problems with the programs conducted in 1995 and 1996 on this lease were discussed in the previous section of this report. The only appropriate method of sampling this area is bulk testing by dredging. Processing of material appears to be adequate with the YT-12 jig employed previously. Problems in the actual dredging are apparent. The Vibracore drill does not appear to be satisfactory and other types of dredging, possibly by bucket wheel should be investigated.

Security of samples must be addressed through appropriate controls on sampling and concentrating equipment and restrictions on employee access.

13.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

EPL 1/94 (Hima)

Samples reported on are historical and other than the discussion of these presented in the previous section no further information is available. Samples derived from the lease in the proposed program will be under the direct control of Mr. B. Ainsworth, P.Eng. and/or Mr. M. Twyman, F.G.A.C. who will be responsible for their security and integrity. Both individuals are directors of Casierra Diamond Corporation.

Samples from the program should be concentrated by the jig, removed from the locked jig hutch and sealed in containers for removal to a secure site for further processing and investigation. Should any diamonds be recovered from bulk testing these should be submitted to a reputable government or private facility for valuation.

The program proposed by Casierra is an adequate first stage for evaluation of the lease. Additional work proposals will most likely be evident upon revue of results from this program should they prove positive. Sample processing by use of the YT-12 jig appears adequate. Security of the program depends on the individuals involved. The author has known both individuals supervising the program for a number of years and has a high degree of confidence in them.

EPL 5/94 (Offshore)

A discussion of sampling procedures is contained in previous sections of this report. Casierra directors Ainsworth and Twyman were observers in both projects on the lease that were conducted by the contractors discussed previously. Many of the normal quality control features such as check assays are not relevant to alluvial diamonds as they are the final product.

Should future sampling on the lease address the problems noted in Section 10.2 of this report on vessel positioning, depth control and dredging problems sampling procedures should be adequate.

All precautions on sanctity of samples should be taken including security of sample processing equipment and control of access of personnel.

14.0

DATA VERIFICATION

The only data available to the writer for both properties reported on herein is historical in nature and cannot be verified by the author although no major irregularities or anomalies are apparent in this data.

In the case of EPL 5/94 the writer has relied to a great extent on reports prepared in part by Casierra personnel.

No physical material is presently available to the writer for verification other than the diamonds reported recovered from EPL 5/94. The topography, overburden and vegetation cover on EPL 1/94 obscures any detailed observations until additional physical work is conducted.

15.0

ADJACENT PROPERTIES

As noted in previous sections of this report, EPL 1/94 covers a portion of Hall’s Block 16 (Hima) which is one of 18 contiguous areas on or adjacent to the Sewa/Bafi river system included by Hall as part of the Diamond Fields of Sierra Leone. Hall’s Blocks 11 through 18 and including the portion of Block 16, not included in EPL 1/94, have subsequently been acquired by Sierra Leone Diamond Company Limited and form a substantial portion of their holdings in Sierra Leone along with regional prospecting licences and properties in the Koidu area. Sierra Leone Diamond Company has conducted airborne geophysical surveys and regional trace mineral sampling programs in the area for kimberlite targets and are investigating alluvial diamond potential on leases adjacent to EPL 1/94.

The Sierra Leone Diamond Company has had qualifying reports on their properties prepared by Evans (2004) and ACA Howe International Limited (January, 2005). The company has recently been admitted to the London AIM market and completed a 20 million pounds sterling financing (Stockhouse Feb 2, 2005)

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

As alluvial properties, gravity recovery systems are required to test for values. These would also be required for any possible production. A YT-12 hydraulic jig was tested by Casierra for diamond recovery by painting a number of diamonds and introducing them into jig feed during test sampling. In a number of tests all diamonds introduced into the feed were recovered in the jig concentrate. This type of jig is considered to be adequate for diamond recovery by Casierra for test purposes. Additional work on jig tailings should be conducted should test work indicate the possibility of economic diamondiferous gravels on either of the leases.

17.0

MINERAL RESOURCE AND RESERVE ESTIMATES

Both Hall and Mahdi have presented estimates of the Mineral Potential of EPL 1/94.

Hall suggests some 1,700,000 carats contained in some 4.5 million cubic yards while Mahdi based on a small area within the lease that he tested suggests 728,000 cubic yards at a grade of 0.19 carats per yard. Neither of these estimates conforms to guidelines under NI 43-101.

At present there are no known reserves or resources contained on either EPL 1/94 or EPL 5/94 nor should it be assumed that further work would define any such reserves or resources.

18.0

OTHER RELEVANT DATA AND INFORMATION

The author is not aware of any additional information relevant to this report.

19.0

INTERPRETATION AND CONCLUSIONS

19.1 EPL 1/94 (Hima)

The alluvial diamond mining areas of the Sewa/Bafi river system have been intensively hand mined for over 60 years. The 10.5 kilometre section of the Sewa river contained on EPL 1/94, due to the physiography of the river in this area, represents one of the last major portions of the river on which relatively little mining has occurred. The flat gradient of the river and underlying geology on the lease indicates that this section should be a depositional area of the river and as such contain relatively extensive gravel deposits. Reports on historical sampling in areas of the lease reports the presence of diamonds in portions of the gravels on flats and terraces adjoining the river. In addition, historical production from river channel gravels both directly upstream and downstream indicate that the river channel gravels contain good diamond values in the region. Should historical estimates of the potential grade of gravels on the lease (notably Hall 1966) be verified, they are well within limits required for economic exploitation under normal alluvial mining conditions.

Further exploration and evaluation of the lease is recommended as discussed in the following section of this report.

19.2 EPL 5/94 (Offshore)

Dredging of the continental shelf off the coast South Africa and Namibia near the mouth of the Orange River for alluvial diamonds has occurred since 1960 with production rapidly escalating from 1990 onwards. No exploration for similar occurrences was conducted in the Sierra Leone-Liberia area until Casierra obtained the offshore lease EPL 5/94 in 1994 and in 1995 conducted geophysical surveys and preliminary sample dredging. The 1995 program was followed by additional sample dredging by Malaysia Mining Corporation in 1996 under terms of an option agreement with Casierra. The geophysical surveys indicated the possible presence of a number of wide and persistent areas on the lease which have been interpreted to be paleochannels of the Moa and Mano rivers where they crossed the historic beaches present due to reduced ocean levels during the last glaciation periods. Both of these rivers drain the primary and alluvial diamond areas of Sierra Leone and Liberia and channels of these rivers are known to contain alluvial diamonds.

Both the 1995 and 1996 sampling programs recovered diamonds from test samples of sediments on the continental shelf. Sample density is not sufficient to make any estimates of volumes or grades of these sediments, however, results are considered highly anomalous and justify additional work as discussed in the next section of this report.

20.0

RECOMMENDATIONS

20.1   EPL 1/94

A program to determine the nature and disposition of gravels on the lease was proposed by Casierra. This program consists of some 1600 meters of Banka churn drilling at approximately 200 sites on the property. The program is estimated to be of some 70 days duration. Samples of the gravels will be concentrated employing a YT-12 hydraulic jig on site with concentrate from the jig removed to a secure site for further examination. Primary control on drill sites will be on a cut and surveyed 100 meter by 100-meter grid with drilling on the same spacing. Additional sites within the grid area should be chosen should topographical features be considered of interest. For example a linear depression some 50 meters in width and roughly paralleling the river is present some 200 meters south of the present river. Several drill holes should be placed into this to determine whether this represents a paleochannel of the river. During on site discussions with Casierra representatives, it was suggested that some close spaced holes in around the dykes where they exited the river would be of interest to investigate Hall’s suggestion that these form natural riffles and may be expected to cause an increase in gravel depths.

Good elevation control of hole collars is recommended to allow accurate cross sections of any gravels to be constructed and allow possible segregation of river channel, flats, low terrace and high terrace gravels.

During logging and processing of concentrates, attention to depth and character of gravels, water table, and possible alluvial indicator minerals is necessary.

The following recommended two-phase budget for the lease was proposed by Casierra and revised following discussions with the author. Proceeding to phase 2 is dependant upon review of results the phase 1 program.

EPL 1/94 (Hima) Proposed Budgets  in US$)

Phase I    Banka Drill Program

•

Travel, Accommodation and meals                  $  53,000

•

Wages                                                                   99,000

•

Legal, Accounting and Consulting                       23,000

•

Vehicle Purchase (2)                                             35,000

•

Office, Residence and Camp                                50,000

•

Fuel/Oil/Supplies @ $150/d                                 10,000

•

Banka Drill Contract 1600 m @ $25/m all in       40,000

•

Contingency @ 15%                                             40,000

                                                           TOTAL PHASE 1          $350,000

Phase II   Bulk Sampling  (Continent on Review of Phase I Results)

•

Capital cost dredge and 1 ton truck                    $  350,000

•

Mobilization                                                             35,000

•

Support costs including road re-hab.                      175,000

•

Supervision and wages                                           100,000

•

Contingency @ 15%                                               100,000

                                                TOTAL PHASE II         $760,000

TOTAL PROGRAM EPL 1/94                    US$1,110,000

20.2 EPL 5/94 (Offshore)

The Recommended Stage I program for this lease is a detailed Magnetometer survey of selected areas of the lease as indicted from the 1995 and 1996 programs. This survey will employ an Overhauser type vertical and horizontal gradient magnetometer to more closely define possible paleochannels on the lease. This program is estimated to be of 30 days duration. A Phase II program to further sample areas indicated by the Phase I program by dredging is budgeted for contingent upon review of Phase I results. All costs are shown in US$.

PHASE I   MARINE MAGNETOMETER SURVEY

•

Travel and Accommodation                                 $ 35,000

•

 Vessel Charter                                                        75,000

•

Wages                                                                      30,000

•

Equipment Rental                                                      5,000

•

Geophysicist (contract)                                              7,500

•

Contingency @ 15%                                                23,000

                                                   TOTAL PHASE I         $175,500

PHASE II   BULK SAMPLING (Dependent on review of Phase I)

•

Capital Cost Concentrator and Toyo Pumps        $ 150,000

•

Mobilization                                                              20,000

•

Ship Charter 28 days @ $12,000/d                        336,000

•

Supervision and Management                                   36,000

•

Local Field Support                                                   75,000

•

Contingency @ 15%                                                  93,000

                                                               TOTAL PHASE II       $ 710,000

                                 TOTAL PHASE I AND II EPL 1/95         US$ 885,000

TOTAL ESTIMATED COST PHASES I AND II EPL 1/94 & 5/94  US$ 1,995,000

                                                             SAY  US$ 2,000,000

MAY 12, 2005

RESPECTIVELY SUBMITTED

/s/ CHARLES K. IKONA, P.ENG.

QUALIFIED PERSON

PAMICON DEVELOPMENTS LTD.

May 12, 2005, at VANCOUVER, BRITISH COLUMBIA

LIST OF REFERENCES

Casierra Development Fund inc. (Aug 1995) Report for Marine Geophysical Survey S.E. Coast of Sierra Leone

Evans, B.T. (Feb 5, 2003) Geological Report on the Sierra Leone Diamond Exploration Properties for Africa Diamond Holdings Ltd.

Financial Times of Sierra Leone (Feb 14, 2005)

Geological Survey and Ministry of Mineral Resources of Sierra Leone (Nov 2, 2004) Industrial Mining Rights in Sierra Leone.

Hall, P.K. (1966) The Diamond Fields of Sierra Leone, Geological Survey of Sierra Leone, Bulletin 5

MacDonald, E.H. (1983) Alluvial Mining, Chapman and Hall Ltd. New York, New York, p. 508

Malaysia Mining Corporation (Aug 1996) Sierra Leone Offshore Diamond Project (EPL Number 5/94) Phase II Exploration Report

Mahdi (1976) A Report on Operations for the period Jan 1976 to Dec 1976 for the National Diamond Mining Company

Mahdi (1994) Internal Report on the Hima Lease for Casierra Development Fund

Morel, S.W. (1976) The Geology and Minerals of Sierra Leone, Geological Library, Burlington House, London

NWT Diamond Industry Report for 2001

Ocean Diamond Mining Holdings Limited, unpublished report 2000

Patrick D and Forward P., ACA Howe International Limited (January 21, 2005) Review of a Portfolio of Exploration Properties Held in Sierra Leone by Sierra Leone Diamond Company Limited.

StockHouse (Feb 10,2005)

Sutherland, D.G. (1982) The Transport and Sorting of Diamonds by Fluvial and Marine Processes. Economic Geology, v.77, 1613-1620

Unpublished data supplied by Casierra and Cream including personnel communication

PARTIAL GLOSSARY OF TERMS

Anastomosing                  Braided, branching off and coming together again

Alluvial                              Recent unconsolidated sediments such as river gravel

Carat                                   A weight unit for diamonds equalling 0.2 grams

Cretaceous                          Geologic age of the Late Mesozoic Era

Diamondiferous                  Containing Diamonds

Dolerite                               Fresh basaltic rock type containing Aluminium silicate

                                            Crystals

Dykes                                   A tabular body of igneous rock that cuts across the

                                             Structure of adjacent or massive rock

En echelon                           Parallel structural features that are offset to the sides

Kimberlite                            A rock variety of mica peridotite, some examples of

                                             Which contain diamonds

Paleochannel                        Ancient river course which has subsequently been

                                              Refilled.

Pipes                                     Cylindrical rock body filling a tabular opening,

                                               Usually more or less vertical

APPENDIX  A

Licence Renewal EPL 1/94 & 5/94

UTM co-ordinates EPL 1/94

Tel/Fax: 240467
E-mail: ***director@sierratel.sl***

Mines Division
Ministry of Mineral Resources
Youyi Building
Brookfields
5th Floor
Freetown
20TH December 2004

SIERRA LEONE GOVERNMENT

The Managing Director
Casierra Development Fund Inc.
11 Sannoh Street
Freetown

RE: LICENCE RENEWALS EPL1/94, AND 5/94 - CASIERRA DEVELOPMENT FUND INC.

I am directed to acknowledge your payment in respect of renewal of the above licences by Sierra Leone Commercial Bank Draft No.105905 dated 20th December 2004 in the sum of (US$5,840.00) Five Thousand Eight Hundred & Forty United State Dollars

National Revenue Authority N.R.A. Receipt No.NTR.0001622 dated 20TH December 2004 is enclosed herewith.

This payment renders your EPL.1/94 and EPL5/94 valid for the next twelve (12) months and further renewals will be subject to your company's full compliance with the revised work programmes submitted to this Ministry dated 16th and 19th December respectively.

Yours Faithfully,

(A.R. Wurie)
Director of Mines

Copy:- P.S.M.M.R.
D.G.S.
N.R.A.

FROM : SIERRATEL COMM. DEPT. (SL)   FAX NO. : 232 22 228430   Jan. 25 2005 03:20PM P1

17th January, 2005

To: The Director, Geological Survey Department
From: The Managing Director, Casierra Development Fund Inc.

SURVEY SCHEDULE TO ACCOMPANY MINERAL RIGHTS – EPL 1/94.

In reply to your letter dated 10th November 2004, below is the new format of the schedule as was recommended by you.

SCHEDULE

All that piece and parcel of land situate, lying or being within UTM Grid Zone 29P designation (JU Hima South area) in the Lubu Chiefdom within Bo District, Southern Province whose UTM Grid references are defined in the table:

Beacon Sequence	Beacon ID	UTM Zone	X Coordinate	Y Coordinate	Datum
1	CDF 1	29	184000	861500	SL 1960
2	CDF 2	29	185000	860000	SL 1960
3	CDF 3	29	181450	858000	SL 1960
4	CDF 4	29	177000	853600	SL 1960
5	CDF 5	29	176000	855000	SL 1960
6	CDF 6	29	180000	859000	SL 1960

The same is shown on part of sheets 89 and 100 attached hereto whose boundary are verged RED enclosing an approximate area of 17.69 sq.km (6.83 sq.miles).

Yours faithfully

Sorie Conteh
for Managing Director

Appendix B

Drill Logs and Diamond Recovery Sheets

Selected Sample Site

EPL 5/94

Casierra Development Fund Inc.

terra surveys ltd
MARINE DIVISION
1962 Mills Road
R.R. 2, Sidney, B.C.
V8L 3SI
Tel: (604) 656-0931
Fax: (604) 656-4604

STATION: GC95-02A

Coordinates: [redacted]

Water Depth (m): 18.9

MARINE GEOPHYSICAL & GEOLOGICAL STUDY
Sierra Leone

Sampling Method: 3-metre gravity core

Date: 18/01/95

Colour	Lithology	Grain Size	Depth (m)	Legend	Mineralogy and Comments
red/brown	sandy clay	-10μ -1mm	0 – 0.20		organic fragments + quartz sand, clay
tan	sand interbed	1-2mm	0.20 – 0.25		quartz sand + shells
black	clay with sand	-10μ -1mm	0.25 – 1.30		quartz
black	clay with fine sand interbeds	-10 μ	1.30 – 1.40		
black	sand with minor clay, + minor shells	1μ-2mm	1.40 – 1.90		quartz
black	clay bed with fine sand interbed	2 μ	1.90 – 2.10		organics, clay, quartz

Note: 1 diamond, 0.34 C, pale yellow

Casierra Development Fund Inc.

terra surveys ltd
MARINE DIVISION
1962 Mills Road
R.R. 2, Sidney, B.C.
V8L 3S1
Tel: (604) 656-0931
Fax:(604) 656-4604

STATION: VC95-05

Coordinates: [redacted]

MARINE GEOPHYSICAL & GEOLOGICAL STUDY
Sierra Leone

Water Depth (m): 19.8

Sampling Method: Electric Vibracore

Date: 24/01/95

Colour	Lithology	Grain Size	Depth (m)	Mineralogy and Comments
			0	
red/brown	fine sand + clay, shells	0.5-1mm		quartz core very disturbed
			0.15	
brown	fine-medium sand + shell fragments	1-2mm		quartz
			0.30	
brown	fine-medium clean sand, firm + some shells	1-2mm		quartz
			0.45	
brown	medium-coarse sand + quartz pieces subrounded pebbles 5mm Ø sandy concretions @ 0.60-0.62	2-3mm		quartz
			0.60	
			0.62	
dark brown	coarse sand + shells, pebbles 1cm Ø	2-3mm		quartz
			0.82	
black	granular cemented layer	2-4mm		
			0.88	
brown	medium-coarse sand	2-3mm		quartz
			1.33	
light brown	medium sand + pebbles	2mm		quartz
			1.88	

Legend:

Note: 2 macro diamond recovered

Casierra Development Fund Inc.

terra surveys ltd
MARINE DIVISION
1962 Mills Road
R.R. 2, Sidney, B.C.
V8L 3S1
Tel: (604) 656-0931
Fax:(604) 656-4604

STATION: VC95-07

Coordinates: [redacted]

MARINÉ GEOPHYSICAL & GEOLOGICAL STUDY
Sierra Leone

Water Depth (m): 17.4

Sampling Method: Electric Vibracore

Date. 26/01/95

Colour	Lithology	Grain Size	Depth (m)	Legend	Mineralogy and Comments
brown	fine sand with silt + minor shells	~1mm	0 0.25		
light brown	fine-medium sand + some sand concretions	1-2mm	0.25 0.55		quartz granules to 3mm ⌀
brown	medium-coarse sand + shell pieces	2-3mm	0.55 1.15		

Note: 1 macro diamond recovered

Note: Sample very badly disturbed, difficulties with drill operation.
Possible penetration to 6m but some core maybe lost.

# MALAYSIA MINING CORPORATION BERHAD
# AIRLIFT RESULTS
# DIAMONDS RECOVERED

| SAMPLE NO. | NO. OF STONES RECOVERED | WEIGHT (Cts) | SIZE (mm) | REMARKS |
|---|---|---|---|---|
| 8A | - | - | - | - |
| 10 | - | - | - | - |
| 13A | 1 | 1.22 | 5.0mm | 1 OCTAHEDRON |
| 14A | - | - | - | - |
| 17 | 2 | 0.23, 0.23 | 3.0mm, 3.0mm | 2 TETRAHEXAHEDRON |
| 20 | - | - | - | - |
| 22 | 2 | 0.85, 0.43 | 5.0mm, 4.0mm | 2 TETRAHEXAHEDRON |
| 25A | 2 | 0.06, 0.19 | 2.0mm, 2.5mm | 2 TETRAHEXAHEDRON |
| 26A | 2 | 0.44, 0.54 | 4.0mm, 4.5mm | 2 TETRAHEXAHEDRON |
| 29 | - | - | - | - |
| 67 | - | - | - | - |
| 68 | - | - | - | - |
| 69 | 1 | 0.30 | 3.0mm | 1 TETRAHEXAHEDRON |
| 71 | - | - | - | - |
| 72 | - | - | - | - |
| 102 | - | - | - | - |
| 104 | 1 | 0.14 | 2.5mm | 1 TETRAHEXAHEDRON |
| 107 | - | - | - | - |
| 108 | - | - | - | - |
| 109 | - | - | - | - |
| 110 | - | - | - | - |
| 111 | - | - | - | - |
| 113 | - | - | - | - |
| 114 | 1 | 0.44 | 3.5mm | 1 TETRAHEXAHEDRON |
| 115 | - | - | - | - |
| 116 | 2 | 0.32, 0.29 | 3.5mm, 3.0mm | 2 TETRAHEXAHEDRON |
| 117 | - | - | - | - |

5

SAMPLE NO.	NO. OF STONES RECOVERED	WEIGHT (Cts)	SIZE (mm)	REMARKS
118	-	-	-	-
119	-	-	-	-
120	-	-	-	-
121	-	-	-	-
122	-	-	-	-
122A	-	-	-	-
123	-	-	-	-
124	-	-	-	-
124A	-	-	-	-
125	-	-	-	-
126	-	-	-	-
127	1	0.73	4.5mm	1 TETRAHEXAHEDRON
128	-	-	-	-
129	-	-	-	-
130	-	-	-	-
131	-	-	-	-
132	-	-	-	-
133	-	-	-	-
134	-	-	-	-
135	1	0.10	2.0mm	1 OCTAHEDRON
136	-	-	-	-
137	-	-	-	-
138	-	-	-	-
139	-	-	-	-
140	-	-	-	-
141	-	-	-	-
142	-	-	-	-
143	-	-	-	-
144	-	-	-	-
145	-	-	-	-

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-17
DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE									COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pi	Wi	
1		✓		0.23	1	5	1	1	2	1	5		1			1			1		
2		✓		0.23	1	5	1	1	2	2	5		1			1			1		

COMMENTS:

(1) TRANSLUCENT TETRAHEXAHEDROID WITH FROSTED SURFACE

(2) FLAT TETRAHEXAHEDROID WITH FRACTURE SURFACE AND RARE INCLUSIONS.

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO. AL-22
DATE: 24.07.96
Micro:
Macro: ✓

| No | SIZE | | | | DESCRIPTION | | | | | | | SURFACE | | | | | | | | | COMMENTS |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | +6.0mm | -6.0+3.0mm | -3.0+1.5mm | Cts | T | CS | F | C | CL | I | E | Sm | Fr | Sp | Cr | St | Et | Sc | Pl | Wi | |
| 1 | | ✓ | | 0.85 | 1 | 5 | 1 | 1 | 1 | 1 | 5 | 1 | | | | 1 | | | | | |
| 2 | | ✓ | | 0.43 | 1 | 5 | 1 | 1 | 2 | 1 | 5 | | 1 | | | 1 | | | 1 | | |

COMMENTS:

(1) CLEAR COLOURLESS TETRAHEXAHEDROID

(2) ELONGATE TRANSLUCENT TETRAHEXAHEDROID.

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-25A
DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE										COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pl	Wi	
1			✓	0.06	1	5	1	1	1	2	5		1			1			1		
2			✓	0.19	1	5	1	1	2	2	5		1			1			1		Yellowish Tint

COMMENTS:

(1) CLEAR TETRAHEXAHEDROID WITH INCLUSIONS AND FRACTURE SURFACE

(2) YELLOWISH TINT TRANSLUCENT TETRAHEXAHEDROID WITH RARE INCLUSIONS.

11

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-69
DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE									COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pi	Wi	
1		✓		0.30	1	5	1	1	2	1	5	1				1					

COMMENTS:

TRANSLUCENT TETRAHEXAHEDROID WITH RESORBED EDGES

13

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-116

DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE									COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pi	Wi	
1		✓		0.32	1	5	1	2	2	1	5		1			1					
2		✓		0.29	1	5	1	1	2	1	5	1	1			1					

COMMENTS:

(1) YELLOWISH TINT TRANSLUCENT TETRAHEXAHEDROID

(2) TRANSLUCENT TO OPAQUE TETRAHEXAHEDROID WITH FROSTED AND FRACTURE SURFACE.

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-127
DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE									COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pi	Wi	
1		✓		0.73	1	5	1	2	2	1	5	1				1					

COMMENTS:

YELLOWISH TRANSLUCENT TETRAHEXAHEDROID WITH FRACTURE SURFACE.

18

MALAYSIA MINING CORPORATION
DIAMOND LABORATORY DATA SHEET

PROJECT: SIERRA LEONE
SAMPLE NO: AL-135
DATE: 24.07.96
Micro:
Macro: ✓

No	SIZE				DESCRIPTION							SURFACE									COMMENTS
	+6.0mm	-6.0+3.0mm	-3.0+1.5mm	Cts	T	CS	F	C	CL	I	E	Sm	Fr	Sp	Cr	St	Et	Sc	Pl	Wi	
1			✓	0.10	1	3	1	1	2	3	5			1		1			1		

COMMENTS:

LAYERED OCTAHEDRON WITH FEW INCLUSIONS.

19

CHARLES K. IKONA, P.ENG.

PAMICON DEVELOPMENTS LTD.

Suite 615 - 800 Pender Street W.
Vancouver, BC  V6B 1N2

                                                                   Telephone: (604) 684-5901

                                                                   Fax: (604) 684-0276

                                                                   Email: chuckandmo@telus.net

CERTIFICATE of AUTHOR

I, Charles K. Ikona, P. Eng. do hereby certify that:

1.

I am currently employed as a Consulting Mining Engineer by:

Pamicon Developments Ltd.

Suite 615, 800 Pender Street W.,

Vancouver, BC, Canada,

V6B 1N2.

2.

I graduated with a degree in Mining Engineering from the University of British Columbia in 1966.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientinsts of the Province of British Columbia (Reg. No. 9063) since 1973.

4.

I have worked as a Mining Engineer for a total of 39 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of all section of the technical report titled "Technical Report on Alluvial Diamond Properties EPL 1/94 & EPL 5-94 Sierra Leone" and dated May 13, 2005 (the "Technical Report") relating to the EPL 1-94 & EPL 4-95 Alluvial Diamond properties.  I visited the EPL 1/94 property on behalf of Cream Minerals Ltd. in March 2005 for three days.  I did not visit EPL 5/94, which is an offshore lease with no pertinent features visible.

7.

I have had prior involvement with the properties that are the subject of the Technical Report.  The nature of my prior involvement is that I visited the EPL 1/94 property on behalf of Cassierra Diamond Mining Corporation in November 1996.  I did not visit EPL 5/94, which is an offshore lease with no pertinent features visible.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 12th Day of May, 2005.

"Charles K. Ikona"

Signature of Qualified Person                                                                                                    SEAL

Charles K. Ikona

Print name of Qualified Person

CHARLES K. IKONA, P.ENG.

PAMICON DEVELOPMENTS LTD.

Suite 615 - 800 Pender Street W.
Vancouver, BC  V6B 1N2

                                                                Telephone: (604) 684-5901

                                                                Fax: (604) 684-0279

Email: chuckandmo@telus.net

CONSENT of AUTHOR

TO:

British Columbia Securities Commission, Alberta Securities Commission and TSX Ventute Exchange

I, Charles K. Ikona, P. Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report on Alluvial Diamond Properties EPL 1/94 & EPL 5-94 Sierra Leone" and dated May 12, 2005 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the News Release dated April 19, 2005 of Cream Minerals Ltd.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the News Release dated April 19, 2005 of Cream Minerals Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th  Day of May, 2005.

"Charles K. Ikona

SEAL

Signature of Qualified Person

Charles K. Ikona, P.Eng.

Print name of Qualified Person